UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

868168105

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects the 5,326,326.26 shares of common stock (“Common Stock”) of Superior Industries International, Inc. (the “Issuer”) issuable upon conversion of the 150,000 Series A Preferred Shares (as defined herein) reported herein.
**	The calculation is based on 30,230,871.26 shares of Common Stock outstanding, which includes (i) the 24,904,545 shares of Common Stock outstanding as of July 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2017, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.
**	The calculation is based on 30,230,871.26 shares of Common Stock outstanding, which includes (i) the 24,904,545 shares of Common Stock outstanding as of July 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2017, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

CUSIP No. 868168105	SCHEDULE 13D	Page 4 of 7 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,326,326.26 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 5,326,326.26 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,326.26 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.
**	The calculation is based on 30,230,871.26 shares of Common Stock outstanding, which includes (i) the 24,904,545 shares of Common Stock outstanding as of July 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2017, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 31, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Growth GenPar III Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Growth GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Growth III Sidewall, L.P., a Delaware limited partnership (“TPG Growth Sidewall”), which directly holds 150,000 shares of Series A Perpetual Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series A Preferred Shares”).”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph titled “Series B Preferred”:

“On August 30, 2017, the Issuer received Stockholder Approval. Accordingly, each Series B Preferred Share held by TPG Growth Sidewall automatically converted into a Series A Preferred Share. In addition, the Stockholder Approval removed the Conversion Cap.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 30,230,871.26 shares of Common Stock outstanding, which includes (i) the 24,904,545 shares of Common Stock outstanding as of July 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 4, 2017, and (ii) the 5,326,326.26 shares of Common Stock issuable upon conversion of the 150,000 Series A Preferred Shares reported herein. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 5,326,326.26 shares of Common Stock, which constitutes approximately 17.6% of the outstanding shares of Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By:   /s/   Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By:   /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By:   /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Investment Agreement, dated as of March 22, 2017, by and among Superior Industries International, Inc. and TPG Growth Sidewall, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 24, 2017).
  Certificate of Designations, Preferences and Rights of Series A Perpetual Convertible Preferred Stock and Series B Perpetual Convertible Preferred Stock of Superior Industries International, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).
  Investor Rights Agreement, dated as of May 22, 2017, between Superior Industries International, Inc. and TPG Growth III Sidewall, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 26, 2017).